UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Riley Exploration Permian, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

76665T 102
(CUSIP Number)

Bryan H. Lawrence
Riley Exploration Group, LLC
29 East Reno, Suite 500
Oklahoma City, Oklahoma 73104
(212) 515-2112

Copies to:
Amy R. Curtis
Thompson & Knight LLP
One Arts Plaza
1722 Routh Street, Suite 1500
Dallas, Texas 75201
(214) 969-1763
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
RILEY EXPLORATION GROUP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,286,550 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,286,550 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,286,550 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
On February 26, 2021, Riley Exploration Permian, Inc., formerly Tengasco, Inc. (the “Issuer”) completed a business combination pursuant to an Agreement and Plan of Merger, dated as of October 21, 2020, by and among the Issuer, Antman Sub, LLC, a newly-formed Delaware limited liability company and wholly-owned subsidiary of the Issuer (“Merger Sub”), and Riley Exploration – Permian, LLC (“REP”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of January 20, 2021, by and among the Issuer, Merger Sub and REP (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub merged with and into REP, with REP continuing as the surviving entity in the merger and a wholly-owned subsidiary of the Issuer (the “Merger”). In connection with the Merger, the Issuer issued shares of the Issuer’s common stock, $0.001 par value per share (the “Common Stock”), to REP’s unitholders, including Riley Exploration Group, LLC (“REXG”), at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split as defined below) in exchange for each common unit of REP held by REP’s unitholders as of the effective time of the Merger (the “Effective Time”). The source of funds for the REP units held by REXG prior to the Merger was provided by its members.

(2)	This amount reflects a 1-for-12 reverse stock split of the Issuer’s Common Stock, effective February 26, 2021 (the “Reverse Stock Split”).
(3)	Based upon an estimated 19,688,188 shares of Common Stock of the Issuer issued and outstanding as reported by the Issuer on June 30, 2021.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,286,550 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,286,550 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,286,550 (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended. In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)	This amount reflects the Reverse Stock Split.
(3)
These shares are held directly by REXG. Pursuant to the terms of the Amended and Restated Limited Liability Agreement of REXG (“REXG LLC Agreement”), Yorktown Energy Partners IV, L.P. (“Yorktown IV”), Yorktown Energy Partners V, L.P. (“Yorktown V”), Yorktown Energy Partners VI, L.P. (“Yorktown VI”), Yorktown Energy Partners VII, L.P. (“Yorktown VII”), Yorktown Energy Partners VIII, L.P. (“Yorktown VIII”), Yorktown Energy Partners IX, L.P. (“Yorktown IX”), and Yorktown X (collectively, “Yorktown”), have the ability to elect a majority of the Board of Managers of REXG. Yorktown IV disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(4)	Based upon an estimated 19,688,188 shares of Common Stock of the Issuer issued and outstanding as reported by the Issuer on June 30, 2021.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN IV COMPANY LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,286,550 (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,286,550 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,286,550 (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended. In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)	This amount reflects the Reverse Stock Split.
(3)
These securities are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown IV Company LLC is the sole general partner of Yorktown IV. As a result, Yorktown IV Company LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown IV.  The managers of Yorktown IV Company LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta and Robert A. Signorino. Yorktown IV and Yorktown IV Company LLC disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein. The managers of Yorktown IV Company LLC disclaim beneficial ownership of the securities owned by REXG.

(4)	Based upon an estimated 19,688,188 shares of Common Stock of the Issuer issued and outstanding as reported by the Issuer on June 30, 2021.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,286,550 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,286,550 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,286,550 (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended. In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)	This amount reflects the Reverse Stock Split.
(3)
These securities are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown V disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(4)	Based upon an estimated 19,688,188 shares of Common Stock of the Issuer issued and outstanding as reported by the Issuer on June 30, 2021.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN V COMPANY LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,286,550 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,286,550 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,286,550 (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended. In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)	This amount reflects the Reverse Stock Split.
(3)
These securities are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown V Company LLC is the sole general partner of Yorktown V. As a result, Yorktown V Company LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown V.  The managers of Yorktown V Company LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta and Robert A. Signorino. Yorktown V and Yorktown V Company LLC disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein. The managers of Yorktown V Company LLC disclaim beneficial ownership of the securities owned by REXG.

(4)	Based upon an estimated 19,688,188 shares of Common Stock of the Issuer issued and outstanding as reported by the Issuer on June 30, 2021.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,286,550 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,286,550 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,286,550 (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended. In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)	This amount reflects the Reverse Stock Split.
(3)
These securities are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown VI disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(4)	Based upon an estimated 19,688,188 shares of Common Stock of the Issuer issued and outstanding as reported by the Issuer on June 30, 2021.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN VI COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,286,550 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,286,550 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,286,550 (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended. In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)	This amount reflects the Reverse Stock Split.
(3)
These securities are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown VI Company LP is the sole general partner of Yorktown VI. As a result, Yorktown VI Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown VI. Yorktown VI Company LP disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(4)	Based upon an estimated 19,688,188 shares of Common Stock of the Issuer issued and outstanding as reported by the Issuer on June 30, 2021.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN VI ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,286,550 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,286,550 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,286,550 (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended. In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)	This amount reflects the Reverse Stock Split.
(3)
These securities are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown VI Company LP is the sole general partner of Yorktown VI, and Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. As a result, Yorktown VI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown VI. The managers of Yorktown VI Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta and Robert A. Signorino. Yorktown VI, Yorktown VI Company LP and Yorktown VI Associates LLC disclaim beneficial ownership of the securities owned by REXG in excess of their pecuniary interests therein. The managers of Yorktown VI Associates LLC disclaim beneficial ownership of the securities owned by REXG.

(4)	Based upon an estimated 19,688,188 shares of Common Stock of the Issuer issued and outstanding as reported by the Issuer on June 30, 2021.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,286,550 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,286,550 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,286,550 (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended. In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)	This amount reflects the Reverse Stock Split.
(3)
These securities are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown VII disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(4)	Based upon an estimated 19,844,530 shares of Common Stock of the Issuer issued as reported by the Issuer on June 30, 2021.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN VII COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,286,550 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,286,550 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,286,550 (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended. In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)	This amount reflects the Reverse Stock Split.
(3)
These securities are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown VII Company LP is the sole general partner of Yorktown VII. As a result, Yorktown VII Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown VII. Yorktown VII Company LP disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(4)	Based upon an estimated 19,688,188 shares of Common Stock of the Issuer issued and as reported by the Issuer on June 30, 2021.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN VII ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,286,550 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,286,550 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,286,550 (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended. In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)	This amount reflects the Reverse Stock Split.
(3)
These securities are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown VII Company LP is the sole general partner of Yorktown VII, and Yorktown VII Associates LLC is the sole general partner of Yorktown VII Company LP. As a result, Yorktown VII Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown VII. The managers of Yorktown VII Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta and Robert A. Signorino. Yorktown VII, Yorktown VII Company LP and Yorktown VII Associates LLC disclaim beneficial ownership of the securities owned by REXG in excess of their pecuniary interests therein. The managers of Yorktown VII Associates LLC disclaim beneficial ownership of the securities owned by REXG.

(4)	Based upon an estimated 19,688,188 shares of Common Stock of the Issuer issued and outstanding as reported by the Issuer on June 30, 2021.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,286,550 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,286,550 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,286,550 (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended. In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)	This amount reflects the Reverse Stock Split.
(3)
These securities are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown VIII disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(4)	Based upon an estimated 19,688,188 shares of Common Stock of the Issuer issued and outstanding as reported by the Issuer on June 30, 2021.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN VIII COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,286,550 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,286,550 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,286,550 (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended. In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)	This amount reflects the Reverse Stock Split.
(3)
These securities are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown VIII Company LP is the sole general partner of Yorktown VIII. As a result, Yorktown VIII Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown VIII. Yorktown VIII Company LP disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(4)	Based upon an estimated 19,688,188 shares of Common Stock of the Issuer issued and outstanding as reported by the Issuer on June 30, 2021.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN VIII ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,286,550 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,286,550 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,286,550 (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended. In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)	This amount reflects the Reverse Stock Split.
(3)
These securities are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown VIII Company LP is the sole general partner of Yorktown VIII, and Yorktown VIII Associates LLC is the sole general partner of Yorktown VIII Company LP. As a result, Yorktown VIII Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown VIII. The managers of Yorktown VIII Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta, Robert A. Signorino and Bryan R. Lawrence. Yorktown VIII, Yorktown VIII Company LP and Yorktown VIII Associates LLC disclaim beneficial ownership of the securities owned by REXG in excess of their pecuniary interests therein. The managers of Yorktown VIII Associates LLC disclaim beneficial ownership of the securities owned by REXG.

(4)	Based upon an estimated 19,688,188 shares of Common Stock of the Issuer issued and outstanding as reported by the Issuer on June 30, 2021.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,286,550 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,286,550 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,286,550 (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended. In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)	This amount reflects the Reverse Stock Split.
(3)
These securities are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown IX disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(4)	Based upon an estimated 19,688,188 shares of Common Stock of the Issuer issued and outstanding as reported by the Issuer on June 30, 2021.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN IX COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,286,550 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,286,550 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,286,550 (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended. In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)	This amount reflects the Reverse Stock Split.
(3)
These securities are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown IX Company LP is the sole general partner of Yorktown IX. As a result, Yorktown IX Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown IX. Yorktown IX Company LP disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(4)	Based upon an estimated 19,688,188 shares of Common Stock of the Issuer issued and outstanding as reported by the Issuer on June 30, 2021.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN IX ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,286,550 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,286,550 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,286,550 (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended. In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)	This amount reflects the Reverse Stock Split.
(3)
These securities are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown IX Company LP is the sole general partner of Yorktown IX, and Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP. As a result, Yorktown IX Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown IX. The managers of Yorktown IX Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta, Robert A. Signorino and Bryan R. Lawrence. Yorktown IX, Yorktown IX Company LP and Yorktown IX Associates LLC disclaim beneficial ownership of the securities owned by REXG in excess of their pecuniary interests therein. The managers of Yorktown IX Associates LLC disclaim beneficial ownership of the securities owned by REXG.

(4)	Based upon an estimated 19,688,188 shares of Common Stock of the Issuer issued and outstanding as reported by the Issuer on June 30, 2021.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
390,860 (2) (3)

	8	SHARED VOTING POWER
4,286,550 (2) (4)

	9	SOLE DISPOSITIVE POWER
390,860 (2) (3)

	10	SHARED DISPOSITIVE POWER
4,286,550 (2) (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,677,410

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.8% (5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended. In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time. REXG and Yorktown X are parties to a Second Amended and Restated Exchangeable Promissory Note (the “Note”), dated as of July 22, 2021, whereby REXG promises to pay to Yorktown X a principal sum plus interest. Interest accrues at a rate of fifteen percent (15.00%) per annum. There is no expiration or maturity of the Note, and Yorktown X can demand payment with 30 days written notice. REXG can prepay the Note at any time. Pursuant to the terms of the Note, the Note is exchangeable for Common Stock of the Issuer. On July 28, 2021,Yorktown X elected to exchange the Note for 390,860 shares of Common Stock from REXG.

(2)	This amount reflects the Reverse Stock Split.
(3)	These securities are directly held by Yorktown X.
(4)
These securities are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown X disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(5)	Based upon an estimated 19,688,188 shares of Common Stock of the Issuer issued and outstanding as reported by the Issuer on June 30, 2021.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN X COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
390,860 (2) (3)

	8	SHARED VOTING POWER
4,286,550 (2) (4)

	9	SOLE DISPOSITIVE POWER
390,860 (2) (3)

	10	SHARED DISPOSITIVE POWER
4,286,550 (2) (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,677,410

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.8% (5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended. In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time. REXG and Yorktown X are parties to the Note, whereby REXG promises to pay to Yorktown X a principal sum plus interest. Interest accrues at a rate of fifteen percent (15.00%) per annum. There is no expiration or maturity of the Note, and Yorktown X can demand payment with 30 days written notice. REXG can prepay the Note at any time. Pursuant to the terms of the Note, the Note is exchangeable for Common Stock of the Issuer. On July 28, 2021,Yorktown X elected to exchange the Note for 390,860 shares of Common Stock from REXG.

(2)	This amount reflects the Reverse Stock Split.
(3)
These securities are held directly by Yorktown X. Yorktown X Company LP is the sole general partner of Yorktown X. As a result, Yorktown X Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Yorktown X. Yorktown X Company LP disclaims beneficial ownership of the securities owned by Yorktown X in excess of its pecuniary interests therein.

(4)
These securities are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown X Company LP is the sole general partner of Yorktown X. As a result, Yorktown X Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown X. Yorktown X Company LP disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(5)	Based upon an estimated 19,688,188 shares of Common Stock of the Issuer issued and outstanding as reported by the Issuer on June 30, 2021.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN X ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
390,860 (2) (3)

	8	SHARED VOTING POWER
4,286,550 (2) (4)

	9	SOLE DISPOSITIVE POWER
390,860 (2) (3)

	10	SHARED DISPOSITIVE POWER
4,286,550 (2) (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,677,410

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.8% (5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended. In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time. REXG and Yorktown X are parties to the Note, whereby REXG promises to pay to Yorktown X a principal sum plus interest. Interest accrues at a rate of fifteen percent (15.00%) per annum. There is no expiration or maturity of the Note, and Yorktown X can demand payment with 30 days written notice. REXG can prepay the Note at any time. Pursuant to the terms of the Note, the Note is exchangeable for Common Stock of the Issuer. On July 28, 2021,Yorktown X elected to exchange the Note for 390,860 shares of Common Stock from REXG.

(2)	This amount reflects the Reverse Stock Split.
(3)
These securities are held directly by Yorktown X. Yorktown X Company LP is the sole general partner of Yorktown X, and Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP. As a result, Yorktown X Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Yorktown X. The managers of Yorktown X Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta, Robert A. Signorino and Bryan R. Lawrence. Yorktown X, Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by Yorktown X in excess of their pecuniary interests therein. The managers of Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by Yorktown X.

(4)
These securities are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown X Company LP is the sole general partner of Yorktown X, and Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP. As a result, Yorktown X Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown X. The managers of Yorktown X Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta, Robert A. Signorino and Bryan R. Lawrence. Yorktown X, Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by REXG in excess of their pecuniary interests therein. The managers of Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by REXG.

(5)	Based upon an estimated 19,688,188 shares of Common Stock of the Issuer issued and outstanding as reported by the Issuer on June 30, 2021.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Riley Exploration Permian, Inc. (the “Issuer”), whose principal executive offices are located at 29 E. Reno Avenue, Suite 500, Oklahoma City, OK 73104.

Prior to the Merger (as defined below), the Issuer was known as Tengasco, Inc., a Delaware corporation.

Item 2.	Identity and Background.

a) This statement is filed by Riley Exploration Group, LLC, a Delaware limited liability company (“REXG”), Yorktown Energy Partners IV, L.P., a Delaware limited partnership (“Yorktown IV”), Yorktown IV Company LLC, a Delaware limited liability company (“Yorktown IV Co”), Yorktown Energy Partners V, L.P., a Delaware limited partnership (“Yorktown V”), Yorktown V Company LLC, a Delaware limited liability company (“Yorktown V Co”), Yorktown Energy Partners VI, L.P., a Delaware limited partnership (“Yorktown VI”), Yorktown VI Company LP, a Delaware limited partnership (“Yorktown VI Co”), Yorktown VI Associates LLC, a Delaware limited liability company (“Yorktown VI Associates”), Yorktown Energy Partners VII, L.P., a Delaware limited partnership (“Yorktown VII”), Yorktown VII Company LP, a Delaware limited partnership (“Yorktown VII Co”), Yorktown VII Associates LLC, a Delaware limited liability company (“Yorktown VII Associates”), Yorktown Energy Partners VIII, L.P., a Delaware limited partnership (“Yorktown VIII”), Yorktown VIII Company LP, a Delaware limited partnership (“Yorktown VIII Co”), Yorktown VIII Associates LLC, a Delaware limited liability company (“Yorktown VIII Associates”), Yorktown Energy Partners IX, L.P., a Delaware limited partnership (“Yorktown IX”), Yorktown IX Company LP, a Delaware limited partnership (“Yorktown IX Co”), Yorktown IX Associates LLC, a Delaware limited liability company (“Yorktown IX Associates”), Yorktown Energy Partners X, L.P., a Delaware limited partnership (“Yorktown X”), Yorktown X Company LP, a Delaware limited partnership (“Yorktown X Co”), and Yorktown X Associates LLC, a Delaware limited liability company (“Yorktown X Associates” and together with Yorktown IV, Yorktown IV Co, Yorktown V, Yorktown V Co, Yorktown VI, Yorktown VI Co, Yorktown VI Associates, Yorktown VII, Yorktown VII Co, Yorktown VII Associates, Yorktown VIII, Yorktown VIII Co, Yorktown VIII Associates, Yorktown IX, Yorktown IX Co, Yorktown IX Associates, Yorktown X and Yorktown X Co, the “Reporting Persons”).

b) The principal business address of REXG is 29 East Reno, Suite 500, Oklahoma City, Oklahoma 73104. The principal business address of each of Yorktown IV, Yorktown IV Co, Yorktown V, Yorktown V Co, Yorktown VI, Yorktown VI Co, Yorktown VI Associates, Yorktown VII, Yorktown VII Co, Yorktown VII Associates, Yorktown VIII, Yorktown VIII Co, Yorktown VIII Associates, Yorktown IX, Yorktown IX Co, Yorktown IX Associates, Yorktown X, Yorktown X Co and Yorktown X Associates is 410 Park Avenue, 20th Floor, New York, New York 10022.

c) The principal business of each of REXG, Yorktown IV, Yorktown V, Yorktown VI, Yorktown VII, Yorktown VIII, Yorktown IX, and Yorktown X is investing in equity securities of energy companies. The principal business of Yorktown IV Co is managing Yorktown IV. Information regarding the executive officers, directors or other control persons of Yorktown IV and Yorktown IV Co are set forth on Schedule 1 attached hereto. The principal business of Yorktown V Co is managing Yorktown V. Information regarding the executive officers, directors or other control persons of Yorktown V and Yorktown V Co are set forth on Schedule 2 attached hereto. The principal business of Yorktown VI Co is managing Yorktown VI. The principal business of Yorktown VI Associates is managing Yorktown VI Co. Information regarding the executive officers, directors or other control persons of Yorktown VI, Yorktown VI Co and Yorktown VI Associates are set forth on Schedule 3 attached hereto, which Schedule is hereby incorporated by reference. The principal business of Yorktown VII Co is managing Yorktown VII. The principal business of Yorktown VII Associates is managing Yorktown VII Co. Information regarding the executive officers, directors or other control persons of Yorktown VII, Yorktown VII Co and Yorktown VII Associates are set forth on Schedule 4 attached hereto, which Schedule is hereby incorporated by reference. The principal business of Yorktown VIII Co is managing Yorktown VIII. The principal business of Yorktown VIII Associates is managing Yorktown VIII Co. Information regarding the executive officers, directors or other control persons of Yorktown VIII, Yorktown VIII Co and Yorktown VIII Associates are set forth on Schedule 5 attached hereto, which Schedule is hereby incorporated by reference. The principal business of Yorktown IX Co is managing Yorktown IX. The principal business of Yorktown IX Associates is managing Yorktown IX Co. Information regarding the executive officers, directors or other control persons of Yorktown IX, Yorktown IX Co and Yorktown IX Associates are set forth on Schedule 6 attached hereto, which Schedule is hereby incorporated by reference. The principal business of Yorktown X Co is managing Yorktown X. The principal business of Yorktown X Associates is managing Yorktown X Co. Information regarding the executive officers, directors or other control persons of Yorktown X, Yorktown X Co and Yorktown X Associates are set forth on Schedule 7 attached hereto, which Schedule is hereby incorporated by reference.

d) None of the Reporting Persons or the persons identified on Schedules 1 through 7 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) None of the Reporting Persons or the persons identified on Schedules 1 through 7 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) All of the persons identified on Schedules 1 through 7 are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Shares of Common Stock of the Issuer were issued to REXG on February 26, 2021, in connection with the closing of a business combination pursuant to an Agreement and Plan of Merger, dated as of October 21, 2020, by and among the Issuer, Antman Sub, LLC, a newly-formed Delaware limited liability company and wholly-owned subsidiary of the Issuer (“Merger Sub”), and Riley Exploration – Permian, LLC (“REP”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of January 20, 2021, by and among the Issuer, Merger Sub and REP (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub merged with and into REP, with REP continuing as the surviving entity in the merger and a wholly-owned subsidiary of the Issuer (the “Merger”). Immediately prior to the closing of the Merger, on February 26, 2021, the Issuer effected a 1-for-12 reverse stock split of its common stock (the “Reverse Stock Split”) and changed its name to “Riley Exploration Permian, Inc.” Unless noted otherwise, all references to share amounts in this Schedule 13D reflect the Reverse Stock Split. In connection with the closing of the Merger, the Issuer issued shares of the Issuer’s Common Stock, to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the effective time of the Merger.

Prior to the closing of the Merger, REXG owned 573,408 common units. REXG used funds provided by its members to acquire its units in REP. Yorktown IV, Yorktown V, Yorktown VI, Yorktown VII, Yorktown VIII, Yorktown IX and Yorktown X used funds provided by their respective limited partners in order to acquire their units in REXG. Upon consummation of the Merger, after giving effect to the exchange ratios and the Reverse Stock Split, the Reporting Persons beneficially owned 4,677,410 shares of Common Stock of the Issuer held directly by REXG. REXG and Yorktown X are parties to a Second Amended and Restated Exchangeable Promissory Note (the “Note”), dated as of July 22, 2021, whereby REXG promises to pay to Yorktown X a principal sum plus interest. Interest accrues at a rate of fifteen percent (15.00%) per annum. There is no expiration or maturity of the Note, and Yorktown X can demand payment with 30 days written notice. REXG can prepay the Note at any time. Pursuant to the terms of the Note, the Note is exchangeable for Common Stock of the Issuer. On July 28, 2021, Yorktown X elected to exchange the Note for 390,860 shares of Common Stock from REXG, following which, 4,286,550 shares of Common Stock were held by REXG and 390,860 shares of Common Stock were held directly by Yorktown X.

References to, and descriptions of, the Merger, the Merger Agreement and the Note as set forth in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text (i) of the Agreement and Plan of Merger, filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2020, and Amendment No. 1 to Agreement and Plan of Merger, filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 22, 2021, and both are incorporated herein by reference and (ii) the Note, which is filed herewith.

Item 4.	Purpose of Transaction.

Item 6 summarizes certain provisions of the Registration Rights Agreement (as defined below) and incorporated by reference herein.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

In determining from time to time whether to acquire more securities of the Issuer, sell the securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

In addition, the Reporting Persons at any time and from time to time, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designees to the Issuer’s board of directors may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Except for the matters set forth in Items 3, 5 and the first paragraph of this Item 4, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

The information below is based on an estimated total of 19,688,188 shares of Common Stock outstanding as of July 2, 2021, as reported by the Issuer on June 30, 2021.

(a) Each of the Reporting Persons (other than Yorktown X, Yorktown X Co, and Yorktown X Associates) beneficially owns an aggregate of 4,286,550 shares of Common Stock of the Issuer, representing 21.8% of the outstanding Common Stock of the Issuer. Yorktown X, Yorktown X Co, and Yorktown X Associates beneficially own 4,667,410 shares of Common Stock of the Issuer, representing 23.8% of the outstanding Common Stock of the Issuer. Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(b) REXG directly owns 4,286,550 shares of Common Stock of the Issuer. Yorktown X directly owns 390,860 shares of Common Stock of the Issuer. Yorktown IV, Yorktown V, Yorktown VI, Yorktown VII, Yorktown VIII, Yorktown IX, and Yorktown X (collectively, “Yorktown”) collectively own approximately 94% of REXG. Pursuant to the terms of the Amended and Restated Limited Liability Agreement of REXG (“REXG LLC Agreement”), Yorktown has the ability to elect a majority of the Board of Managers of REXG. Because Yorktown IV Co is the sole general partner of Yorktown IV, it may be deemed to beneficially own shares of the Issuer based on its relationship with Yorktown IV. Yorktown IV and Yorktown IV Co disclaim beneficial ownership of the Issuer’s shares owned by REXG except to the extent of their pecuniary interest therein. Because Yorktown V Co is the sole general partner of Yorktown V, it may be deemed to beneficially own shares of the Issuer based on its relationship with Yorktown V. Yorktown V and Yorktown V Co disclaim beneficial ownership of the Issuer’s shares owned by REXG except to the extent of their pecuniary interest therein. Because Yorktown VI Associates is the sole general partner of Yorktown VI Co, the sole general partner of Yorktown VI, it may be deemed to beneficially own shares of the Issuer based on its relationship with Yorktown VI. Yorktown VI, Yorktown VI Co and Yorktown VI Associates disclaim beneficial ownership of the shares owned by REXG except to the extent of their pecuniary interest therein. Because Yorktown VII Associates is the sole general partner of Yorktown VII Co, the sole general partner of Yorktown VII, it may be deemed to beneficially own shares of the Issuer based on its relationship with Yorktown VII. Yorktown VII, Yorktown VII Co and Yorktown VII Associates disclaim beneficial ownership of the shares owned by REXG except to the extent of their pecuniary interest therein. Because Yorktown VIII Associates is the sole general partner of Yorktown VIII Co, the sole general partner of Yorktown VIII, it may be deemed to beneficially own shares of the Issuer based on its relationship with Yorktown VIII. Yorktown VIII, Yorktown VIII Co and Yorktown VIII Associates disclaim beneficial ownership of the shares owned by REXG except to the extent of their pecuniary interest therein. Because Yorktown IX Associates is the sole general partner of Yorktown IX Co, the sole general partner of Yorktown IX, it may be deemed to beneficially own shares of the Issuer based on its relationship with Yorktown IX. Yorktown IX, Yorktown IX Co and Yorktown IX Associates disclaim beneficial ownership of the shares owned by REXG except to the extent of their pecuniary interest therein. Because Yorktown X Associates is the sole general partner of Yorktown X Co, the sole general partner of Yorktown X, it may be deemed to beneficially own shares of the Issuer based on its relationship with Yorktown X.

(c) Except as otherwise described herein or in any exhibit filed hereunder, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) Except as otherwise described herein, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Registration Rights Agreement

Prior to the closing of the Merger, REXG entered into a second amended and restated registration rights agreement (the “Registration Rights Agreement”) with Yorktown Energy Partners XI, L.P., REP, Bluescape Riley Exploration Holdings LLC (“Bluescape”), Boomer Petroleum, LLC (“Boomer”), Bobby Riley, Kevin Riley and Corey Riley. The Registration Rights Agreement provides for customary rights for these parties to demand that REP (or certain successors by merger, which would include the Issuer) file a resale shelf registration statement and certain piggyback rights with respect to registrable securities held by such parties (which registrable securities would include the Common Stock received pursuant to the Merger). Pursuant to the terms of the Registration Rights Agreement, 16,238,131 shares of the Issuer’s Common Stock are registrable under the Registration Rights Agreement following the closing of the Merger. In addition, the Registration Rights Agreement grants these parties customary rights to participate in certain underwritten offerings of the Issuer’s Common Stock that the Issuer may conduct.

Subject to certain limitations described below, REP has agreed no later than 60 days following the Merger to prepare and file a registration statement registering the offer and sale of their registrable securities. Subject to certain limitations in the Registration Rights Agreement, parties to the Registration Rights Agreement holding more than 15% of the then-currently registrable securities under the Registration Rights Agreement can require REP to participate in a firm underwritten resale of the securities; provided that the combined company will not be obligated to participate in more than two such underwritten resales per year.

Subject to certain exceptions, if at any time the combined company proposes to register an offering of equity securities or conduct an underwritten offering, whether or not for its own account, then the combined company must notify the equity holders party to the Registration Rights Agreement of such proposal to allow them to include a specified number of their registrable securities in that registration statement or underwritten offering, as applicable.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and the combined company’s right to suspend use of a prospectus under a registration statement under certain circumstances, including if the combined company is pursuing a bona fide material acquisition, merger, reorganization, disposition or other similar transaction and the combined company’s board of managers determines in good faith that the combined company’s ability to pursue or consummate such a transaction would be materially and adversely affected by any required disclosure of such transaction in the registration statement (and such disclosure is then-required therein by applicable law, rule or regulation to permit offers and sales thereunder), the combined company has experienced some other material non-public event the disclosure of which in the registration statement at such time, in the good faith judgment of the combined company’s board, would materially and adversely affect the combined company (and such disclosure therein is then-required by applicable law, rule or regulation to permit offers and sales thereunder), or the combined company’s board shall have determined in good faith, upon the advice of counsel, that it is required by law, rule or regulation to file a post-effective amendment to such registration statement to reflect certain updated information of the type described in the Registration Rights Agreement. The Registration Rights Agreement provides certain time limitations on how long such delays may be implemented. The combined company will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement filed as Exhibit 4.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 31, 2020, and incorporated herein by reference.

First Amended and Restated Certificate of Incorporation of Riley Exploration Permian, Inc.

In connection with the closing of the Merger, the stockholder’s of the Issuer approved the First Amended and Restated Certificate of Incorporation of the Issuer (the “Charter”). Pursuant to the terms of the Charter, prior to the first date on which investment funds sponsored or managed by Yorktown Partners LLC, Boomer and Bluescape (or their affiliated investment funds, including, without limitation, the Reporting Persons) no longer individually or collectively beneficially own (or otherwise have the right to vote or direct the vote of) more than 50% of the outstanding shares of Issuer’s Common Stock (the “Trigger Date”), the affirmative vote of the holders of a majority in voting power of the outstanding shares of stock of the Issuer entitled to vote thereon, voting together as a single class and acting at a meeting of the stockholders or by written consent (if permitted) in accordance with the DGCL, the Charter and the Bylaws, shall be required to amend, alter or repeal any provision of the Charter. On and after the Trigger Date, the affirmative vote of the holders of at least 66 2/3% in voting power of the outstanding shares of stock of the Issuer entitled to vote thereon, voting together as a single class, shall be required to amend, alter or repeal any provision of the Charter; provided, however, that the amendment, alteration or repeal of Section 4 of the Charter shall only require the affirmative vote of the holders of a majority in voting power of the outstanding shares of stock of the Issuer entitled to vote thereon, voting together as a single class.

The foregoing description of the Charter does not purport to be complete and is qualified in its entirety by reference to the full text of the First Amended and Restated Certificate of Incorporation of the Issuer filed as Exhibit 4.1 to the Issuer’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 1, 2021, Registration No. 333-253750, and incorporated herein by reference.

Second Amended and Restated Bylaws of Riley Exploration Permian, Inc.

In connection with the closing of the Merger, the stockholder’s of the Issuer approved the Second Amended and Restated Bylaws of the Issuer (the “Bylaws”). Pursuant to the terms of the Bylaws, the Issuer’s stockholders shall also, in addition to the Issuer’s board of directors, have the power to adopt, amend or repeal the Bylaws without any requirement to obtain separate board of directors approval; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Issuer required by law or by the Charter, the Bylaws may be adopted, altered, amended or repealed by the stockholders of the Issuer only (A) prior to the Trigger Date, by the affirmative vote of holders of not less than 50% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, or (B) on and after the Trigger Date, by the affirmative vote of holders of not less than 66 2/3% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class.

The foregoing description of the Bylaws does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amended and Restated Bylaws of the Issuer filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 1, 2021, Registration No. 333-253750 and incorporated herein by reference.

Lock-up Agreements

In connection with a public offering of Common Stock by the Issuer, on June 30, 2021, REXG entered into a Lock-Up Agreement with Truist Securities, Inc. (“Truist”) pursuant to which, without the prior written consent of Truist, REXG agreed it will not directly or indirectly, (1) offer for sale, sell, issue, contract to sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of the Common Stock or other securities or securities convertible into or exchangeable for the Common Stock or other securities, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of the Common Stock or other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, (3) requested and market conditions at the time securities or securities convertible, exercisable or exchangeable into the Common Stock or other securities, (4) file or cause to be filed a registration statement, including any amendments, with respect to the registration of any shares of the Common Stock or other securities or securities convertible, exercisable or exchangeable into Common Stock or other securities, (5) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in securities of the Issuer or (6) publicly disclose the intention to do any of the foregoing for a period of 60 days.  Upon the transfer of Common Stock from REXG to Yorktown X upon conversion of the convertible promissory note on July 28, 2021, Yorktown X entered into a Lock-Up Agreement with Truist on substantially similar terms as REXG.

The foregoing description of the Lock-Ups does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreements, copies of which are filed as Exhibits.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.1*	Joint Filing Agreement dated March 8, 2021.

Exhibit 2.1
Agreement and Plan of Merger, by and among Tengasco, Inc., Antman Sub, LLC, and Riley Exploration - Permian, LLC, dated as of October 21, 2020 (incorporated by reference from Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 22, 2020).

Exhibit 2.2
Amendment No. 1 to Agreement and Plan of Merger, by and among Tengasco, Inc., Antman Sub, LLC, and Riley Exploration - Permian, LLC, dated as of January 20, 2021 (incorporated by reference from Exhibit 2.1 to the Issuer’s Current Report on Form 8‑K, filed with the SEC on January 22, 2021).

Exhibit 2.3
Second Amended and Restated Registration Rights Agreement dated October 7, 2020 by and among Riley Exploration – Permian, LLC, Riley Exploration Group, Inc., Yorktown Energy Partners XI, L.P., Boomer Petroleum, LLC, Bluescape Riley Exploration Holdings LLC, Bluescape Riley Acquisition Company LLC, Bobby D. Riley, Kevin Riley and Corey Riley (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-4, filed with the SEC on December 31, 2021).

Exhibit 2.4
First Amended and Restated Certificate of Incorporation of Riley Exploration Permian, Inc. (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 1, 2021, Registration No. 333-253750).

Exhibit 2.5
Second Amended and Restated Bylaws of Riley Exploration Permian, Inc. (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 1, 2021, Registration No. 333-253750).

Exhibit 2.6
Second Amended and Restated Exchangeable Promissory Note issued by Riley Exploration Group, Inc. (predecessor to Riley Exploration Group, LLC) payable to Yorktown Energy Partners X, L.P. dated July 22, 2021.

Exhibit 2.7	Lock-Up Agreement by and between Riley Exploration Group, LLC and Trust Securities, Inc. dated June 30, 2021.

Exhibit 2.8	Lock-Up Agreement by and between Yorktown Energy Partners X, L.P. and Trust Securities, Inc. dated as of July 28, 2021.

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2021

RILEY EXPLORATION GROUP, LLC

By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Manager

YORKTOWN ENERGY PARTNERS IV, L.P.

By:	Yorktown IV Company LLC
Its General Partner

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN IV COMPANY LLC

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN ENERGY PARTNERS V, L.P.

By:	Yorktown V Company LLC,
Its General Partner

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN V COMPANY LLC

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN ENERGY PARTNERS VI, L.P.

By:	Yorktown VI Company LP,
Its General Partner

By:	Yorktown VI Associates LLC,
Its General Partner

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN VI COMPANY LP

By:	Yorktown VI Associates LLC,
Its General Partner

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN VI ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN ENERGY PARTNERS VII, L.P.

By:	Yorktown VII Company LP,
Its General Partner

By:	Yorktown VII Associates LLC,
Its General Partner

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN VII COMPANY LP

By:	Yorktown VII Associates LLC,
Its General Partner

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN VII ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN ENERGY PARTNERS VIII, L.P.

By:	Yorktown VIII Company LP,
Its General Partner

By:	Yorktown VIII Associates LLC,
Its General Partner

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN VIII COMPANY LP

By:	Yorktown VIII Associates LLC,
Its General Partner

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN VIII ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN ENERGY PARTNERS IX, L.P.

By:	Yorktown IX Company LP,
Its General Partner

By:	Yorktown IX Associates LLC,
Its General Partner

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN IX COMPANY LP

By:	Yorktown IX Associates LLC,
Its General Partner

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN IX ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN ENERGY PARTNERS X, L.P.

By:	Yorktown X Company LP,
Its General Partner

By:	Yorktown X Associates LLC,
Its General Partner

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN X COMPANY LP

By:	Yorktown X Associates LLC,
Its General Partner

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN X ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

Schedule 1

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of Yorktown IV and Yorktown IV Co are set forth below:

Name and Business Address	Capacity in which Serves Yorktown IV Co	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

W. Howard Keenan, Jr. 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Tomás R. LaCosta 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Bryan H. Lawrence 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Peter A. Leidel 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Robert A. Signorino, Jr. 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Schedule 2

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of Yorktown V and Yorktown V Co are set forth below:

Name and Business Address	Capacity in which Serves Yorktown V Co	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

W. Howard Keenan, Jr. 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Tomás R. LaCosta 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Bryan H. Lawrence 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Peter A. Leidel 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Robert A. Signorino, Jr. 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Schedule 3

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of Yorktown VI, Yorktown VI Co and Yorktown VI Associates are set forth below:

Name and Business Address	Capacity in which Serves Yorktown VI Associates	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

W. Howard Keenan, Jr. 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Tomás R. LaCosta 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Bryan H. Lawrence 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Peter A. Leidel 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Robert A. Signorino, Jr. 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Schedule 4

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of Yorktown VII, Yorktown VII Co and Yorktown VII Associates are set forth below:

Name and Business Address	Capacity in which Serves Yorktown VII Associates	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

W. Howard Keenan, Jr. 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Tomás R. LaCosta 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Bryan H. Lawrence 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Peter A. Leidel 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Robert A. Signorino, Jr. 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Schedule 5

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of Yorktown VIII, Yorktown VIII Co and Yorktown VIII Associates are set forth below:

Name and Business Address	Capacity in which Serves Yorktown VIII Associates	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

W. Howard Keenan, Jr. 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Tomás R. LaCosta 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Bryan H. Lawrence 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Bryan R. Lawrence 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Peter A. Leidel 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Robert A. Signorino, Jr. 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Schedule 6

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of Yorktown IX, Yorktown IX Co and Yorktown IX Associates are set forth below:

Name and Business Address	Capacity in which Serves Yorktown IX Associates	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

W. Howard Keenan, Jr. 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Tomás R. LaCosta 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Bryan H. Lawrence 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Bryan R. Lawrence 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Peter A. Leidel 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Robert A. Signorino, Jr. 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Schedule 7

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of Yorktown X, Yorktown X Co and Yorktown X Associates are set forth below:

Name and Business Address	Capacity in which Serves Yorktown X Associates	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

W. Howard Keenan, Jr. 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Tomás R. LaCosta 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Bryan H. Lawrence 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Bryan R. Lawrence 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Peter A. Leidel 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Robert A. Signorino, Jr. 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022